Shareholder Meeting


A Special Meeting of Shareholders of the Fund was held on August 22, 2006 for shareholders of record as of May 25, 2006, to approve a new Investment Advisory
Agreement for the Exchange Portfolio. The votes regarding the approval of the new agreement were as follows:

Approve the new Investment Advisory Agreement:

					For		Against	Abstain

Exchange			    368,892 	6,689 	2,366